JACKSON®
NATIONAL LIFE INSURANCE COMPANY

ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of the Endorsement is the Issue Date of the Contract. In the event of any conflict between the provisions of the Contract and this Endorsement, the provisions of this Endorsement will control.

The **LATEST INCOME DATE OR LATEST ANNUITY DATE (as applicable)** definition is amended to read as follows:

"**LATEST INCOME DATE OR LATEST ANNUITY DATE (as applicable).** The Contract Anniversary on or next following the Owner's 95th birthday under a Non-Qualified Plan Contract, or such earlier date required by the applicable qualified plan, law or regulation."

Signed for the
Jackson National Life Insurance Company


SPECIMEN

President and Chief Executive Officer